Filed by Public Storage

(Commission File No.: 001-33519)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: National Storage Affiliates Trust

Registration No.: 333-295774

Date: June 1, 2026

The following presentation was posted by Public Storage on the Investor Relations section of its website on June 1, 2026.

Company Update June 2026 1

Public Storage: Fast Facts Portfolio Stats $61.5B $4.9B enterprise value TTM revenues NYSE / S&P 500 $3.5B company TTM net operating income (NOI) 53 4.0% years in operation dividend yield #1 largest owner of self-storage 9.3% 1 globally dividend growth CAGR 16% A2 / A properties in high growth non- credit rating (Moody’s/S&P) 3,546 same store portfolio 3.2% properties Portfolio Composition $70M weighted average cost of incremental NOI to stabilization debt 259M (’27 and beyond) rentable square feet 4.1x Acquisitions $23B 10% net debt and preferred equity acquired or developed since 40 Same Store to EBITDA Developments 3 6% 2020 states & Expansions 84% 2.1M Source: Company filings 2 2 1. Since 1996 customers 2. Annualized as of the quarter ended March 31, 2026 3. Including closed and under contract as of 3/31/2026, including the outstanding public bid for National Storage Affiliates announced March 16th, 2026 Creditworthiness Leadership External Growth Financial

Company Updates

I. Operating Trends

- ✓ Achieved 92.2% in average occupancy, up 10bps year-over-year quarter-to-date
- ✓ Move-in rates trending more favorably sequentially
- ✓ Strong existing customer behavior with decreasing move-out activity and higher retention
- ✓ Los Angeles County price restriction has expired

II. PS Next

- ✓ #1 NOI margin[1] in 1Q26 – PS Next and highest rent per available square square foot[1] in the industry
- ✓ Strong Brand and improving Customer Experience
- ✓ Data Science and AI Enhanced Pricing Model
- ✓ Transformative Operating Platform

III. Strategic Acquisitions

- ✓ Announced a strategic combination with National Storage Affiliates, a $10.5 billion transaction
  - Combines the #1 and #5 self-storage operator with a deal structure mix of wholly-owned and JV to benefit all stakeholders
  - $110-130M of actionable synergies to be realized over 3+ years

IV. Capital Activity

- ✓ Closed / Under contract for ~$11 billion in acquisitions and developments YTD 2026
- ✓ Issued ~$500 million in unsecured bonds YTD 2026 at an average coupon rate of 5.0%
- ✓ 2.9x Net debt / EBITDA and 4.1x Net debt & preferred / EBITDA at quarter-end

Public Storage

Source: Company filings
1. As compared to the public Self-Storage peers.

3

Improving Move-In Rates, Occupancy & Retention Same-Store Move-In Rate (y/y %) Same-Store Move-Out Rate (y/y %) 8% 3% 2% 4% (0.3%) (0.2%) 1% 0% (1%) (1.5%) (5.3%) (5.5%) (2.3%) (2%) (4%) (2.6%) (2.4%) (3%) (8%) (10.6%) (4.1%) (4%) (12%) (5%) 2Q25 3Q25 4Q25 1Q26 2Q26 QTD 2Q25 3Q25 4Q25 1Q26 2Q26 QTD Same-Store Occupancy 1 Same-Store Churn (%) Wtd Avg Occ (LHS) Y/Y Occ Change (RHS) 0.4% 25% 92.5% 92.3% 0.5% 92.2% 21.9% 23% 91.9% 0.3% 92.0% 21% 19.6% 19.6% 91.5% 0.1% 91.5% 0.1% -0.2% 17.9% 19% 91.1% (0.1%) 16.4% 91.0% 17% -0.4% (0.3%) -0.3% 15% 90.5% (0.5%) 2Q25 3Q25 4Q25 1Q26 2Q26 QTD 2Q25 3Q25 4Q25 1Q26 2Q26 QTD Source: Company filings 4 4 Based on current same-store pool as of 5/28/2026 1. 2Q26 Quarter-to-date Churn grossed up to be comparable against prior quarters

Self-Storage Industry Outlook Rising demand, affordable rents, and declining competitive new supply underpin an improving industry backdrop 2 Rising Utilization In-Place Rents vs Home Prices Declining Competitive New Fragmented Industry 1 Supply 4 % of Population Using Self Storage Indexed to 100 in 2012 ~2.7 billion square feet 3 New Supply Growth Home Prices In-Place Rents 240 10% 5.0% 230 220 210 8% 3.9% 200 190 3.2% 180 6% 170 2.5% 160 22% 150 4% 78% 2.0% 140 3% 130 120 110 100 1985 1995 2005 2015 2025 2019 2021 2023 2025 2026E Public Private Source: S&P Dow Jones Indices LLC, The Self Storage Almanac, Radius+, Yardi Matrix, and Public Storage 1. 2025 Self Storage Almanac. 2. Based on Public Storage same store average rent per occupied square foot for customers in-place in during each period and S&P Case Shiller Home Price Index. 5 5 3. Reflects estimated annual expansion of total self storage net rentable square footage in the United States. 4. Public owners include Public Storage, CubeSmart, Extra Space, National Storage Affiliates, SmartStop, and U-Haul. 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 YTD

A Superior Cash Flow Profile Public Storage’s competitive advantages combine with industry dynamics to drive robust cash flows and returns 1 1 1 Low Capital Expenditures High NOI Margin Strong NOI Growth % of NOI 77% Cumulative = 119% CAGR = 5.3% 21% Public Storage 58% Cumulative = 70% CAGR = 3.5% 5% Other Property Types Public Other Property Public Other Property Storage Types Storage Types Source: Company filings and Green Street 6 6 1. NOI growth and margins are for respective same store pools. Maintenance capital expenditures are for consolidated pools. Other Property Types is an average of apartments, office, industrial, mall, strip center, manufactured housing, and lodging sectors.

Looking Back On Our Success Competitive advantages and transformation have driven outperformance and created a solid foundation for future success 1 1 1 Core FFO/share Growth Total Shareholder Returns Same Store Performance 38.4% 2.3% 1.3% 0.5% 0.4% Revenue 1Y 2 Growth 0.6% 6.7% 2.8% 1.8% -1.5% PSA EXR CUBE NSA NSA PSA EXR CUBE 0.7% 41.7% -0.6% NOI 3Y 22.0% 2 Growth -0.7% -0.8% 13.4% 4.7% -3.2% NSA PSA EXR CUBE PSA CUBE EXR NSA 36.0% 77% NOI 71% 23.3% 70% 70% 5Y 1 18.2% Margin 15.3% PSA NSA EXR CUBE PSA NSA EXR CUBE -6.5% PSA CUBE EXR NSA Public Storage CubeSmart Extra Space National Storage Affiliates Source: Company documents and FactSet 1. For comparability purposes, measured versus reported two-year prior pools for peers from 2023 – 1Q26 except for NOI margin, which reflects fiscal-year 2025 average. Total shareholder returns (cumulative) measured over the past 1-, 3-, and 5-years as of May 28, 2026. 7 7 2. Reflects quarterly averages.

Transformation Is Enhancing Our Leading Performance Company-wide advantages and transformation drive operational and financial outperformance 1 1 1 Most Optimized Labor Hours Highest Revenues Per Square Foot Most Profitable NOI Margin (payroll costs per square foot) 77% $1.53 $1.32 $1.18 $20 71% 70% $20 70% $0.87 $0.72 66% $19 $18 1 2 Highest Free Cash Flow Conversion Most Controlled Utility Usage (utility costs per square foot) 85% $13 $0.68 78% $0.57 68% $0.48 61% $0.39 50% $0.32 Public Storage CubeSmart Extra Space National Storage Affiliates SmartStop Source: Company filings 8 8 1. Same store pools for the quarter ended 3/31/26. 2. Free cash flow relative to EBITDA for twelve months ended 3/31/26.

TM PS4.0 – Strategic Pillars to Drive Shareholder Value Creation TM PS Next Value Creation Engine Own It Culture A High-Performance Win the Customer and Drive Capture the External Growth Leadership & Talent Platform Organic Growth Opportunity ▪ Exceptional Brand and ▪ Deployment accelerated and ▪ Incentive Redesign Aligned with Customer Experience targeted through people and Shareholders process enhancements ▪ Data Science and AI ▪ New & Existing Talent to raise ▪ + Welltower data science the bar Enhanced Pricing Model partnership Actions ▪ Value creation fueled by ▪ Transformative Operating ▪ Empowerment with PS Next Platform Accountability ▪ Offensive Oriented Balance Sheet Utilized Organic Growth Acceleration Accretive Portfolio Growth Drivers of PS4.0 Performance Target 9 9 Source: Company filings

PS4.0 – PS Next Storage has evolved from paper lease analog to digital engagements and transactions and is now accelerating to AI-enhanced customer and employee experience Exceptional Brand & Customer Omnichannel Experience Data Science Enhanced Operations Property of Tomorrow Transformative AI Enabled Workforce & Platform Revenue Conversion 2016 Today PS Next Digital Transactions 16% 85% 95% 10 10 Source: Company filings PS Next Platform

PS4.0 – Value Creation Engine Expertise across the operational and external growth spectrum drive superior returns What’s Next? Why? Acquisition Data Science-infused Best brand recognition Underwriting and Targeting Revenue leadership Development Operating efficiency Team investments to build relationships and increase deal flow Site selection Redevelopment & Expansion Tenant insurance platform New Investment Committee of Board Longest Standing Data Sets Lending 11 11 Source: Company filings Unique Multi-Factor External Growth

Value Creation Engine – NSA

NSA STORAGE



MOVE IT





Pro-forma Combined Portfolio	Public Storage	Combined Company	*Increase*
Total Properties	3,533	4,596	***+30%***
Total Square Feet	258 million	328 million	***+27%***
Wholly-Owned Properties[2]	3,171	3,659	***+15%***
Wholly-Owned Square Feet[2]	229 million	260 million	***+14%***

Key Attributes to Creating Value

- Brand unification
- Margin expansion
- Ancillary NOI benefits
- FFO per share accretion phasing:
  - 2026: Breakeven
  - 2027: $0.10 - $0.20
  - 2028 – 2029: $0.35 - $0.50



Existing JV
25% owned
26%
NRSF
46%
Wholly-owned
100%
New High Cash Flow JV
20% owned
28%

Wholly-Owned Portfolio (Pro Forma NOI)			
Regions	**Public Storage**	**Combined Company**	**Change**
Sunbelt	37.0%	38.0%	+1.0%
Coastal	49.5%	48.9%	(0.6%)
Midwest	13.5%	13.1%	(0.4%)

Strategic Rationale Summary

- ✓ Unifies multiple brands under the #1 recognized name in storage
- ✓ Complementary markets and assets
- ✓ Best-in-class credit profile maintained
- ✓ New High Cash Flow JV formed to balance yield for NSA OP unitholders with PSA long-term growth
- ✓ $110-130M of actionable synergies to be realized over 3+ years
- ✓ Expected close in 3Q26

Public Storage

Source: Company filings
Includes Puerto Rico. Reflects consolidated portfolio overlapping coverage (i.e. Wholly-Owned + Joint Venture).
Wholly-Owned reflects the 488 properties acquired not under a Joint Venture structure.

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Value Creation Engine – NSA

NSA STORAGE


MOVE IT





NSA Synergy Components


+$60 - $65M
+$10 - $15M
+$15 - $20M
+$25 - $30M
$110 - $130M Total Public Storage Synergies
Revenue
Expenses
Tenant Reinsurance
G&A
Year 3+ Run-Rate Synergies

NSA Margin Expansion Opportunity under Single Brand on PS4.0™ Omnichannel Digital-First Platform

Direct NOI Margin Comparison[2]


+880 bps
78.2%
69.4%
National Storage Affiliates
Public Storage

Key Areas that Drive Upside

- ✓ Public Storage margin advantage in like-for-like markets of ~900bps[3], of which 60% is assumed to be captured in synergy estimates
- ✓ Premium brand recognition, longest standing data-sets in industry and deep-seated knowledge of pricing and customer behavior
- ✓ Operational efficiency with specialization of on-site property management roles, vendor management and centralization
- ✓ ~$300 million of rebranding and technology capital expenditures

Public Storage

Source: Company filings
1. Two-Year Operated NOI margin reflects the achieved margin under two years of Public Storage ownership as compared to the trailing twelve months ended under seller management pre-acquisition.
2. Based on the trailing twelve months ended December 31, 2025.
3. Equal-weighted calculation based on MSA groupings that closely match in top-markets based on the trailing twelve months ended December 31, 2025.

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Acquisition & Development Yields PS Next Operating Platform helps drive outsized accretion and returns Cap Rates 7.5% $953 million 2026 Non-Same Store growth 7.0% dollars deployed 6.5% 6.0% 5.2% 2025 $345 +16% 5.5% Acquisitions T12M Yield 5.0% million in NOI growth 4.5% High 6% 4.0% Stabilized Yield Going-in Cap Stabilized Rate Cap Rate + $70 million & Yields of NOI upside beyond 2026 10.0% 9.0% $409 million 8.0% dollars deployed = 7.0% 2025 6.0% Development 0.6% 5.0% Deliveries 4.0% T12M Yield Superior 3.0% $415 million 2.0% 8.0% Value 1.0% of Total NOI Stabilized Yield 0.0% Creation Current Underwritten 14 14 Source: Company filings 1. Based on NOI for the trailing twelve months, ended 12/31/25.

A Growth-Oriented Balance Sheet Accretive external growth to be funded with debt capacity, significant retained cash flow, and other capital sources Maturity Schedule ($ millions) A2 / A $1.6B Credit Unsecured Preferred near-term . rating available (Moody’s / 2 liquidity S&P) $600M+ 4.1x 2.9x Retained Net debt + cash flow Net debt to preferred 1 expected in EBITDA equity to 1 2026 EBITDA 3.6% 90% Cost of in- Fixed rate place debt . debt & preferred equity Source: Company filings. See appendix for a definition of EBITDA, a non-GAAP metric, and a reconciliation of EBITDA to net income in accordance to GAAP. 15 15 1. Current figure based on EBITDA for the trailing twelve months, ending 3/31/26. 2. Includes cash and line of credit capacity as of 3/31/26.

Sustainability and Awards Public Storage strives to remain among the highest rated on both Sustainability and Human Capital Awards & Recognition Sustainability Snapshot 4 years • Top 7% Globally of recognition as • Highest Rated U.S. Self-Storage REIT a Great Place to Work ® Great Place to Work • Highest Rated U.S. Self-Storage REIT • Highest Rated U.S. Self-Storage REIT • “A” Public Disclosure Rating 2025 Comparably Best Awards 16 16 Source: Company filings

2026 Outlook: Key Metrics 2026 1Q26 Metric Outlook Range Midpoint Actual Same store: Revenue growth (2.2)% to 0.0% (1.1)% 0.0% Expense growth 1.5% to 2.8% 2.2% (1.6)% NOI growth (3.9)% to (0.5)% (2.2)% 0.5% Non-same store: NOI $335 to $355 $345 $83 NOI growth 12.8% to 19.5% 16.2% 27.5% Funds from operations: Core FFO per share $16.35 to $17.00 $16.68 $4.22 Core FFO per share growth (3.7)% to 0.2% (1.7)% 2.4% 17 17 Source: Company filings

Why Public Storage Favorable industry trends emerging Premier investor-aligned leadership team PS4.0 Strategic vision to drive value creation and growth – PS Next – Value Creation Engine – Own It Culture 18 18

Important Information Cautionary Statement Regarding Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and in Section 21E of the Securities Exchange Act of 1934, as amended, which are based on current expectations, estimates and projections about the industry and markets in which National Storage Affiliates Trust (“NSA”) and Public Storage operate, as well as beliefs and assumptions of NSA and Public Storage. Words such as “anticipate,” “become,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “shall,” “should,” “will,” or “would,” including variations of such words and similar expressions, are intended to identify forward-looking statements. All statements that address operating performance, events or developments that NSA or Public Storage expects or anticipates will occur in the future are forward-looking statements, including statements relating to any possible transaction between NSA and Public Storage, rent and occupancy growth, acquisition and development activity, acquisition and disposition activity, general conditions in the geographic areas where NSA and Public Storage operate, NSA’s and Public Storage’s respective debt, capital structure and financial position and NSA’s and Public Storage’s respective ability to form new ventures. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, assumptions and other factors that are difficult to predict and may cause the actual results to differ materially from future results expressed or implied by such forward-looking statements. Important factors, risks and uncertainties that could cause actual results to differ materially from such plans, estimates or expectations include but are not limited to: (i) the parties’ ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to NSA’s ability to obtain the required shareholder and unitholder approval, and the parties’ ability to satisfy the other conditions to consummating the proposed transaction; (ii) the inability to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction; (iii) the risk that NSA’s business will not be integrated successfully with Public Storage’s or that such integration may be more difficult, time-consuming or costly than expected; (iv) significant transaction costs and/or unknown or inestimable liabilities; (v) potential litigation relating to the proposed transaction that could be instituted against NSA or its trustees, managers or officers, including resulting expense or delay and the effects of any outcomes related thereto; (vi) the risk that disruptions from the proposed transaction, including diverting the attention of NSA and Public Storage management from ongoing business operations, will harm NSA’s and Public Storage’s businesses during the pendency of the proposed transaction or otherwise; (vii) certain restrictions during the pendency of the business combination that may impact NSA’s and Public Storage’s ability to pursue certain business opportunities or strategic transactions; (viii) the possibility that the business combination may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (ix) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances requiring NSA to pay a termination fee; (x) the effect of the announcement of the proposed transaction on the ability of NSA and Public Storage to operate their respective businesses and retain and hire key personnel, and to maintain favorable business relationships; (xi) risks related to the market value of Public Storage common stock to be issued in the proposed transaction; (xii) other risks related to the completion of the proposed transaction and actions related thereto; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the business combination or otherwise that could affect NSA’s or Public Storage’s financial performance; (xiv) other risks related to the completion of the proposed transaction and actions related thereto; (xv) legislative, regulatory and economic developments; (xvi) unpredictability and severity of local, regional, national and international economic, political and catastrophic climates, conditions and events, including but not limited to acts of terrorism, outbreaks of war or hostilities or pandemics, as well as management’s response to any of the aforementioned factors; (xvii) changes in global financial markets, interest rates and foreign currency exchange rates; (xviii) increased or unanticipated competition affecting NSA’s or Public Storage’s properties; (xix) risks associated with acquisitions, dispositions and development of properties, including increased development costs due to additional regulatory requirements related to climate change; (xx) maintenance of Real Estate Investment Trust status, tax structuring and changes in income tax laws and rates; (xxi) risks related to NSA’s and Public Storage’s investments in ventures, including NSA’s and Public Storage’s respective abilities to establish new ventures; (xxii) environmental uncertainties, including risks of natural disasters; (xxiii) those risks and uncertainties set forth in NSA’s and Public Storage’s Annual Reports on Form 10-K for the year ended December 31, 2025 under the headings “Forward-Looking Statements” and “Cautionary Statement Regarding Forward-Looking Statements,” respectively, and “Risk Factors,” as such risk factors may be amended, supplemented or superseded from time to time by other reports filed by NSA or Public Storage, as the case may be, with the Securities and Exchange Commission (the “SEC”) from time to time, which are available via the SEC’s website at www.sec.gov; and (xxiv) those risks that are described in the Registration Statement and Proxy Statement/Prospectus that were filed with the SEC in connection with the proposed transaction and available from the sources indicated below. There can be no assurance that the proposed transaction will be completed, or if it is completed, that it will close within the anticipated time period. These factors should not be construed as exhaustive and should be read in conjunction with the other forward-looking statements. Forward-looking statements relate only to events as of the date on which the statements are made. Neither NSA nor Public Storage undertakes any obligation to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise. If one or more of these or other risks or uncertainties materialize, or if NSA’s and Public Storage’s underlying assumptions prove to be incorrect, NSA’s, Public Storage’s and the combined company’s actual results may vary materially from what NSA or Public Storage may have expressed or implied by these forward-looking statements. NSA and Public Storage caution not to place undue reliance on any of NSA’s or Public Storage’s forward-looking statements. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect NSA or Public Storage. No Offer or Solicitation This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Important Additional Information and Where to Find It In connection with the proposed transaction between NSA and Public Storage, Public Storage filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) that includes a proxy statement of NSA that also constitutes a prospectus of Public Storage (the “Proxy Statement/Prospectus”). After the Registration Statement is declared effective, a definitive Proxy Statement/Prospectus will be mailed to NSA’s shareholders seeking their approval of the proposed transaction and other related matters. Each of NSA and Public Storage may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Registration Statement, Proxy Statement/Prospectus or any other document that NSA or Public Storage (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF NSA AND PUBLIC STORAGE ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS WHEN THEY BECOME AVAILABLE WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by NSA and/or Public Storage, which contain important information, as they become available through the website maintained by the SEC at www.sec.gov. Investors and security holders will be able to obtain free copies of the documents filed by NSA with the SEC on NSA’s website at https://ir.nsastorage.com/sec-filings/all-sec-filings or by contacting NSA Investor Relations at ghoglund@nsareit.net. Security holders will also be able to obtain free copies of the documents filed by Public Storage with the SEC on Public Storage’s website at https://investors.publicstorage.com/financial-reports/sec-filings or by contacting Public Storage Investor Relations at investorrelations@publicstorage.com. 19

Important Information Participants in the Solicitation NSA, Public Storage, their respective trustees and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies from NSA’s shareholders in respect of the proposed transaction. Information about the trustees and executive officers of NSA, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in NSA’s proxy statement for its 2025 Annual Meeting of Shareholders under the headings “Our Board,” “How We Are Paid,” “Compensation Discussion and Analysis,” “Summary Compensation and Other Tables,” “Severance and Change in Control Arrangements,” “Certain Relationships and Related Transactions” and “Shareholder Ownership Information,” which was filed with the SEC on March 28, 2025, and in NSA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 26, 2026. To the extent holdings of NSA’s securities by its trustees or executive officers have changed since the amounts set forth in NSA’s definitive proxy statement for its 2025 Annual Meeting of Shareholders, such changes have been or will be reflected on an Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership on Form 5, in each case filed with the SEC, and available on the SEC’s website at www.sec.gov. Information about the trustees and executive officers of Public Storage, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Public Storage’s proxy statement for its 2026 Annual Meeting of Shareholders under the headings “2025 Trustee Compensation,” “Our Named Executive Officers,” “Compensation Discussion and Analysis,” “Executive Compensation Tables,” “Potential Payments Upon Termination or Change in Control,” “Outstanding Equity Awards in 2025,” “Additional Information About Trustees, Executive Officers, and Management” and “Share Ownership of Trustees and Management,” which was filed with the SEC on March 27, 2026, and in Public Storage’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 12, 2026. To the extent holdings of Public Storage’s securities by its trustees or executive officers have changed since the amounts set forth in Public Storage’s definitive proxy statement for its 2026 Annual Meeting of Shareholders, such changes have been or will be reflected on an Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5, in each case filed with the SEC and available on the SEC’s website at www.sec.gov. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Registration Statement and the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the Registration Statement and the Proxy Statement/Prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from NSA or Public Storage using the sources indicated above. 20